                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   SCHEDULE TO

                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. )

                         REAL ESTATE ASSOCIATES LIMITED
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                        AIMCO PROPERTIES, L.P. - OFFEROR
--------------------------------------------------------------------------------
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                            LIMITED PARTNERSHIP UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Patrick J. Foye
                            Executive Vice President
                   Apartment Investment and Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8081
--------------------------------------------------------------------------------
                  (Name Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy To:
                                Gregory M. Chait
                                  Robert Barker
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            CALCULATION OF FILING FEE

 Transaction Valuation*                                Amount of Filing Fee
 ----------------------                                --------------------
 $470,728                                              $43.31

* For purposes of calculating the fee only. This amount assumes the purchase of 8,116 units of limited partnership interest of Real Estate Associates Limited for $58.00 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $92.00 per $1,000,000 of the maximum aggregate offering price.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:                     Filing Party:
                                    ---------------                -------------
         Form or Registration No.:                   Date Filed:
                                    ---------------                -------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X] third-party tender offer     [ ] going-private transaction subject
             subject to Rule 14d-1.           to Rule 13e-3.

         [ ] issuer tender offer          [ ] amendment to Schedule 13D under
             subject to Rule 13e-4.           Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             TENDER OFFER STATEMENT

         This Tender Offer Statement on Schedule TO relates to the tender offer by AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), to purchase units of limited partnership interest of Real Estate Associates Limited, a California limited partnership, at a price of $58.00 per unit in cash, subject to the conditions set forth in the Offer to Purchase, dated September 16, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and Acknowledgment and Agreement are filed with this Schedule TO as Exhibits (a)(1), (a)(2) and (a)(3), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

ITEM 1.  SUMMARY TERM SHEET.

         The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) - (c) The information set forth under "THE OFFER--Section 13. Certain Information Concerning Your Partnership" in the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) - (c) This Schedule TO is being filed by AIMCO Properties. AIMCO-GP, Inc., a Delaware corporation ("AIMCO-GP"), is the general partner of AIMCO Properties and a wholly owned subsidiary of Apartment Investment and Management Company ("AIMCO"). The principal business of AIMCO, AIMCO-GP and AIMCO Properties is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The business address of AIMCO Properties is 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222, and its telephone number is (303) 757-8101.

         The information set forth under "THE OFFER--Section 8. Information Concerning Us and Certain of Our Affiliates" in the Offer to Purchase is incorporated herein by reference.

         During the past five years, none of AIMCO, AIMCO-GP or AIMCO Properties, nor, to the best of their knowledge, any of the persons listed in Annex I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth under "SUMMARY TERM SHEET" and "THE OFFER" in the Offer to Purchase and the information set forth in the related Letter of Transmittal is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) and (b) The information set forth under "SUMMARY TERM SHEET--Conflicts of Interest," "THE OFFER--Section 9. Background and Reasons for the Offer" and "THE OFFER--Section 11. Conflicts of Interest and Transactions with Affiliates" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a), (c)(1) - (7) The information set forth under "SUMMARY TERM SHEET--The Offer, "THE OFFER--Section 9. Background and Reasons for the Offer" and "The Offer--Section 12. Future Plans of the Purchaser" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a), (b) and (d) The information set forth under "SUMMARY TERM SHEET--Availability of Funds," "THE OFFER--Section 15. Source of Funds" and "THE
OFFER--Section 19. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         The information set forth under "THE OFFER--Certain Information Concerning Your Partnership" in the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         The information set forth under "THE OFFER--Section 19. Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

         (a) The financial statements included in AIMCO Properties' Annual Report on Form 10-K for the year ended December 31, 2001, which are listed on the Index to Financial Statements on page F-1 of such report, and the unaudited financial statements for the six months ended June 30, 2002 and June 30, 2001 set forth in Part I, Item 1 of AIMCO Properties' Quarterly Report on Forms 10-Q for the quarter ended June 30, 2002, are incorporated herein by reference. Such report may be inspected at the Securities and Exchange Commission's public reference room in

Washington, D.C. A copy can also be obtained from the Commission's web site at www.sec.gov.

         (b)  Not Applicable.

ITEM 11. ADDITIONAL INFORMATION.

         The information set forth in the Offer to Purchase and in the related Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1) Offer to Purchase limited partnership units of Real Estate Associates Limited, dated September 16, 2002.

(a)(2) Letter of Transmittal and related instructions, dated September 16, 2002 (included as Annex II to the Offer to Purchase attached as Exhibit (a)(1)).

(a)(3)   Acknowledgement and Agreement, dated September 16, 2002.

(a)(4) Letter, dated September 16, 2002, from AIMCO Properties to the limited partners of Real Estate Associates Limited.

(a)(5) Annual Report of AIMCO Properties for the year ended December 31, 2001 filed on Form 10-K405 on April 1, 2002 is incorporated herein by reference.

(a)(6) Quarterly Report of AIMCO Properties for the period ended June 30, 2002 filed on Form 10-Q on August 14, 2002 is incorporated herein by reference.

(b)(1) Fourth Amended and Restated Credit Agreement, dated as of March 11, 2002, by and among AIMCO Properties, AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A., Fleet National Bank, First Union National Bank, and the other financial institutions party thereto (Exhibit 10.29 to AIMCO's Annual Report on Form 10-K for the year ended December 31, 2001 is incorporated herein by reference).

(b)(2) Second Amendment to Fourth Amended and Restated Credit Agreement, dated as of August 2, 2002, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A. and the Lenders listed therein (Exhibit 10.2 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 is incorporated herein by this reference).

(d)      Not applicable

(g)      None.

(h)      None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not Applicable.

                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 16, 2002

                                                   AIMCO PROPERTIES, L.P.

                                                   By: AIMCO-GP, INC.
                                                       (General Partner)

                                                   By: /s/ Patrick J. Foye
                                                       -------------------------
                                                       Executive Vice President

                                  EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION
-----------    -----------
(a)(1)         Offer to Purchase limited partnership units of Real Estate
               Associates Limited, dated September 16, 2002.

(a)(2)         Letter of Transmittal and related instructions, dated September
               16, 2002 (included as Annex II to the Offer to Purchase attached as Exhibit (a)(1)).

(a)(3)         Acknowledgement and Agreement, dated September 16, 2002.

(a)(4) Letter, dated September 16, 2002, from AIMCO Properties to the limited partners of Real Estate Associates Limited.

(a)(5)         Annual Report of AIMCO Properties for the year ended December 31,
               2001 filed on Form 10-K405 on April 1, 2002 is incorporated herein by reference.

(a)(6)         Quarterly Report of AIMCO Properties for the period ended June
               30, 2002 filed on Form 10-Q on August 14, 2002 is incorporated herein by reference.

(b)(1)         Fourth Amended and Restated Credit Agreement, dated as of March
               11, 2002, by and among AIMCO Properties, AIMCO/Bethesda Holdings,
               Inc., NHP Management Company, Bank of America, N.A., Fleet
               National Bank, First Union National Bank, and the other financial institutions party thereto (Exhibit 10.29 to AIMCO's Annual
               Report on Form 10-K for the year ended December 31, 2001 is incorporated herein by reference).

(b)(2) Second Amendment to Fourth Amended and Restated Credit Agreement, dated as of August 2, 2002, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda
               Holdings, Inc., NHP Management Company, Bank of America, N.A. and the Lenders listed therein (Exhibit 10.2 to AIMCO's Quarterly
               Report on Form 10-Q for the quarterly period ended June 30, 2002 is incorporated herein by this reference).

(e)            Not applicable

(i)            None.

(j)            None.